RETAIL OPPORTUNITY INVESTMENTS CORP.

July 9, 2015

VIA EDGAR & FEDEX

Ms. Jennifer Monick
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Retail Opportunity Investments Corp.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 1-33749

Retail Opportunity Investments Partnership, LP
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 333-189057-01

Dear Ms. Monick:

On behalf of Retail Opportunity Investments Corp. and Retail Opportunity Investments Partnership, LP (together, the "Company"), further to a telephonic discussion on July 7, 2015 between the Company and the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Staff's letter dated June 17, 2015 (the "June 17 Letter") with respect to the Company's Form 10-K for the year ended December 31, 2014 (the "Form 10-K"), set forth below is a supplemental response of the Company to the Staff's first comment set forth in the June 17 Letter.

For the Staff's convenience, the original comment set forth in the June 17 Letter is reproduced in bold below and is followed by the Company's supplemental response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 35

1.
We note you have recorded a gain on consolidation of joint venture for 2013 and 2012. In future periodic filings, please revise your reconciliation of Net income attributable to ROIC to FFO-basic and FFO-diluted to include an adjustment to exclude such gains.

As a supplemental response to the Staff's comment, and in response to the telephonic conversation with the Staff on July 7, 2015, in the Company’s Annual Report on Form 10-K for the year ending December 31, 2015, the Company will present the reconciliation of Net income attributable to ROIC to FFO-basic and FFO-diluted, for the year ended December 31, 2013, consistent with that which has been previously reported in periodic filings.

The Company currently does not have any unconsolidated joint ventures and does not anticipate recording any gains on consolidation of joint ventures in the future.  Should opportunities arise that would result in recording of such gains, the Company will include an adjustment for such gains in the reconciliation of Net income to FFO and will also expand the definition the Company uses in determining FFO to read as follows:

The Company follows the standard definition of FFO as set forth in the "White Paper" published by the National Association of Real Estate Investment Trusts ("NAREIT"), which defines FFO as "net income attributable to common stockholders (determined in accordance with GAAP) excluding gains or losses from debt restructuring, sales of depreciable property, and impairments, plus real estate related depreciation and amortization, and after adjustments for partnerships and unconsolidated joint ventures."  In addition, the Company also adjusts FFO to exclude gains recorded on the consolidation of joint ventures.

In regards to the Form 10-K, the Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been responsive to the Staff's comment. If you have any questions, please do not hesitate to contact the undersigned at (858) 255-4925 (telephone) or Jay Bernstein or Jacob Farquharson of Clifford Chance US LLP, counsel to the Company, at (212) 878-8527 (telephone) or (212) 878-3302 (telephone).

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ Michael B. Haines
Michael B. Haines
Chief Financial Officer

cc:

Isaac Esquivel
Stuart A. Tanz
Jay L. Bernstein, Esq.
Jacob Farquharson, Esq.